[Fredrikson & Byron Letterhead]

Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct: (612) 492-7252
Main: (612) 492-7000
Fax: (612) 492-7077
Email: rbrauer@fredlaw.com

August 5, 2010

VIA EDGAR AND FEDEX

Ms. Celia A. Soehner
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: SpectraScience, Inc.
Registration Statement on Form S-1
Filed June 28, 2010
File No. 333-167826

Dear Ms. Soehner:

On behalf of SpectraScience, Inc. (the “Company”), we are responding to your comment letter, dated July 21, 2010, to Mr. Jim Hitchin, Chairman and Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2010 (the “Form S-1”). A responsive Pre-Effective Amendment No. 1 to the Form S-1 (the “Amendment No. 1”) has been filed concurrently herewith via EDGAR.  We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter relating to the Company’s responses to comment 14 (the “Supplemental Information”).  Accordingly, this EDGAR transmission does not contain the Supplemental Information.  We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 1 showing changes to the Form S-1 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.

Summary of the Offering, page 4

1.
We refer to your discussion of the shares of common stock underlying warrants held by “Selling Shareholders and Agents.”  Please reconcile your disclosure under this section that in the event that “the holders of the warrants exercise the warrants in cash, [you] would receive approximately $2,917,000” with your disclosure on page 12 that the warrants are “cashless.”

Response:   The Company has revised the Form S-1 in response to the Staff’s comment to provide that the warrants have a “cashless exercise provision.”  Please see page 12 of the Amendment No. 1.  The Company respectfully advises the Staff that holders of the warrants may, but are not required to, exercise such warrants in a “cashless” exercise.  The disclosure in the summary of the offering section regarding receipt of funds by the Company assumes that all warrant holders exercise the warrants in cash.  If some warrant holders choose the cashless exercise method, the Company would receive less than the approximately $2,917,000 disclosed in the summary of the offering section.

The Units Offering Transaction, page 12

2.
Please revise your prospectus to clarify the dates that you conducted the private placement in which you issued the Series C convertible preferred stock and related warrants.  We note, for example, that at the top of page 5 you disclose that the duration of the private placement was “[f]rom March 31, 2010 until the date of this [p]rospectus,” which is inconsistent with your disclosure in this section.

Response:   The Company has revised the Form S-1 in response to the Staff’s comment.  Please see pages 5, 33, and II-2 of the Amendment No. 1.

3.
Please expand your disclosure on page II-2 to provide the information required by Regulation S-K Item 701(d).  If your disclosure in response to this comment reveals reliance on Regulation D, please tell us when you filed the related Form D.

Response:   The Company has revised the Form S-1 in response to the Staff’s comment.  Please see pages II-2 to II-5 of the Amendment No. 1.

The Selling Shareholders, page 37

4.
Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to he made on a shelf basis under Rule 415(a)(1)(i).

Response:     The Company submits that the transaction being registered is eligible for registration on a delayed or continuous basis in accordance with Rule 415(a)(1)(i).  What follows is a summary of the transaction and an analysis, based on Staff guidance, supporting registration under Rule 415(a)(1)(i).

Transaction Overview

Between April 29, 2010 and June 17, 2010, the Company sold an aggregate of $3,153,231 of units (the “Units”), each consisting of 50 shares of the Company’s $0.01 Par Value Series C Convertible Preferred Stock (“Series C Shares”) and 25 five-year warrants (the “Warrants”) to purchase the Company’s common stock at $0.30 per share (the “Offering”) to accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act). The Units were priced at $10.00 per Unit. In connection with the Offering, the Company placed the Series C Shares through selling agents (collectively the “Agents,” and individually, each an “Agent”) who were paid a cash commission of 10% of the gross proceeds from Units sold by such Agent, a non-accountable cash fee of 2% of such proceeds, a cash payment of $25,000 for every $1,000,000 in gross dollar amount of Units sold, and five-year warrants (the “Agent Warrants”) to purchase 10% of the Company’s common stock issuable upon conversion of the Series C Shares sold by such Agent at an exercise price equal to $0.35 per share.  Holders of the Series C Shares may convert into shares of common stock at their option at any time, in whole or in part, at an initial conversion price equal to $0.20 per share of common stock (the “Conversion Price”).

Rule 415

Rule 415(a)(1)(i) provides that “securities may be registered for an offering to be made on a continuous or delayed basis in the future” if such securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary1,” meaning pursuant to a genuine secondary offering.

________________________
1 17 CFR §230.415(a)(1)(i).

If the Staff determines that a particular offering is actually a primary offering disguised as a secondary offering, there are a number of consequences for the selling shareholders.  First, selling shareholders would not be able to sell their securities at prevailing market prices, and instead the offering must be made on a fixed-price basis, (ii) the selling shareholders would become subject to potential liabilities under Section 11 of the Securities Act as deemed “underwriters,” and (iii) Rule 144 would not be available for selling shareholders to resell the securities registered in the offering.2

Previously, the Staff provided that the question of whether a secondary offering should be reclassified as a primary offering is a “difficult factual one,” and “not merely a question of who receives the proceeds.”3 In the Staff’s Compliance and Disclosure Interpretations, or CDI, the Staff set forth the factors it considers when evaluating whether a secondary offering is really a primary offering.  CDI 612.09 provides:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”4

As provided in CDI 612.09, the determination of whether a purported secondary offering is in fact a legitimate secondary offering involves an analysis of all the factors identified by the Staff.

Each of these five factors is analyzed below in the context of the Company’s resale registration statement on Form S-1 for common stock underlying the securities sold in the Offering.  The Company submits that, after examining each of the factors, the Staff can properly conclude that the transaction being registered is a legitimate secondary offering and that the shares of common stock issuable upon conversion of the securities sold in the Offering are eligible for resale registration on behalf of the selling shareholders.

How Long the Selling Shareholders have Held the Securities

The implication of CDI 612.09 would seem to be that the longer the selling shareholders have held the shares, the less likely it would be that the selling shareholders are acting on behalf of the Company.  The selling shareholders have held the Units since they were sold to investors in the Offering, which sales occurred on various dates between April 29, 2010 and June 17, 2010. Each of the selling shareholders entered into a subscription agreement with the Company, and the Company’s obligation to file the registration statement is pursuant to such subscription agreement.   While the Series C Shares, Warrants and the Agent Warrants are immediately convertible, no selling shareholder has yet converted any portions of the Series C Shares or exercised the Warrants or the Agent Warrants, respectively, and no shares underlying the Series C Shares, Warrants and Agent Warrants have therefore been issued.

Although the Company is registering the common stock prior to its issuance to the selling shareholders, the Staff has provided that such registration is permitted.  CDI 116.19 provides as follows:

“[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2) exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.”5

CDI 116.19’s guidance provides that so long as the Company has completed a valid private placement under Section 4(2) and so long as the investors in the private placement were at market risk when the resale registration statement was filed, there can be a valid secondary offering of the common stock underlying the Offering.

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2 Koretski, Ruslan, Sey-Hyo Lee, and Kevin C. Smith. “United States: PIPEs Clogged.” March 12, 2007.
3 Securities and Exchange Commission.  Compliance and Disclosure Interpretations, 612.09 (Jan. 26, 2009).
4 Id.
5 Securities and Exchange Commission.  Compliance and Disclosure Interpretations, 116.19 (Nov. 26, 2008).

The Company recognizes the Staff’s concern that a relatively short time period between closing of the Offering and registration of the shares is more indicative of a primary offering.  However, in the Company’s case, its resale registration is consistent with the typical PIPE transaction, where registration rights often require a company to file a resale registration statement within a short time after closing.  Like investors in a typical PIPE transaction, investors in the Offering were immediately at market risk once the Units were purchased in the Offering, and such market risk continued through the time of filing the registration statement.  The Company’s resale registration statement is consistent with the guidance in CDI 116.19 and longstanding practice of companies conducting a PIPE transaction; therefore, any concerns over the relatively short time period between closing and registration should be mitigated.

The Circumstances Under Which the Securities were Received

All of the 25,225,849 shares of common stock being registered in the registration statement (the 15,766,155 shares underlying the Series C Shares, 7,883,078 shares underlying the Warrants, and the 1,576,616 shares underlying the Agent Warrants) are underlying securities issued in the Offering. The Offering was an arms’ length transaction, as only one of the investors, director Sheldon L. Miller, was an affiliate of the Company, neither the Company nor its counsel provided legal or investment advice to any of the investors, and there were no relationships of any kind between the Company and any selling shareholders (aside from Mr. Miller) except as investors or Agents in the Offering.  The Offering was exempt from registration pursuant to Section 4(2) of the Securities Act.

The Staff should note that none of the securities offered in the Offering (the Series C Shares, Warrants and Agent Warrants) include any “toxic” features previously of concern to the Staff as signifiers of “extreme convertible” transactions, such as price resets or floating price conversion rights.6  The securities do not provide for protection from anti-dilution based on the price of future issuances by the Company. The only anti-dilution provisions in the securities are customary general corporate anti-dilution protections, such as adjustments in the event of stock splits or stock dividends.

The Relationship to the Company

Assuming the full conversion of the Series C Shares and full exercise of the Warrants and Agent Warrants, the selling shareholders would collectively own 27% of the Company’s issued and outstanding common stock prior to any sales under the registration statement.  None of the selling shareholders would own more than 5% of the Company’s issued and outstanding common stock, and none would be deemed a controlling shareholder of the Company.

None of the selling shareholders, besides director Sheldon L. Miller, is an affiliate of the Company. Besides Mr. Miller, there are no relationships of any kind between the Company and any of the selling shareholders, except as investors or Agents in the Offering.

The Amount of Shares Involved

The Company is seeking to register 25,225,849 shares of common stock in the registration statement (the 15,766,155 shares underlying the Series C Shares, 7,883,078 shares underlying the Warrants, and the 1,576,616 shares underlying the Agent Warrants) which together total approximately 27% of the Company’s issued and outstanding common stock on a fully-diluted basis. The Company currently has 92,681,828 million shares of common stock outstanding.

Although the Company understands that the amount of shares being registered is one relevant consideration in the Staff’s determination of an offering’s classification as primary or secondary, the Company believes that, under CDI 612.09 and the facts of its Offering, there are significant factors that would support the Staff’s determination that the registration statement relates to a valid secondary offering.  As provided above, the Staff has more recently focused its attention on the toxic and extreme convertible transactions that rendered securities held by existing shareholders of an issuer essentially worthless, because the issuer

_____________________________
6 Lonkevich, Dan. “SEC Clarifies Rule 415, Attorneys Say.”  The PIPEs Report.  April 6, 2010.

would ultimately issue amounts of stock over 100% of shares previously outstanding, often resulting in significant reductions in the market price of its common stock.7  As provided above, there were no such features indicative of an extreme convertible transaction present in the securities issued in the Offering.

In monitoring secondary offerings, the Staff has compared the number of shares an issuer sought to register in its registration statement with the issuer’s public float, or number of shares outstanding and held by non-affiliates, as disclosed in the issuer’s Form 10-K.  We understand that where a registration involved more than approximately one-third of the issuer’s public float, the Staff would analyze whether the transaction was in fact a disguised primary offering rather than a valid secondary offering8.  Under this test, the Company is seeking to register only slightly more than one-third, or 34%, of its public float in the registration statement.   Furthermore, with the shift in the Staff’s focus to extreme convertible transactions (the intention being to not disrupt legitimate PIPE transactions9), the secondary offering to be registered pursuant to the registration statement does not raise any of these concerns.  Therefore, the Company respectfully submits that the amount of common stock to be registered and type of securities in the Offering are indicative of a secondary offering.

Whether the Selling Shareholders are in the Business of Underwriting Securities

Felix Investments, LLC is a registered broker-dealer, and its affiliates are identified in the selling shareholder table of the Amendment No. 1.  Please see pages 37 to 39 of the Amendment No. 1.  Affiliates of Felix Investments, LLC received Agent Warrants as compensation for the Agent’s services in placing securities in the Offering to the other selling shareholders. Besides Felix Investments, LLC, none of the selling shareholders are, to the Company’s knowledge, in the business of underwriting securities.

Whether the Circumstances Indicate that the Selling Shareholders are Acting as a Conduit for the Company

None of the selling shareholders are offering the shares issuable upon conversion of the Series C Shares or exercise of the Warrants or Agent Warrants on behalf of the Company, and each of the selling shareholders purchased the securities in the Offering in arm’s length transactions with the Company.  As discussed above, none of the selling shareholders, besides director Sheldon L. Miller, are now, or have ever been, affiliates of the Company, and their only relationship with the Company are as independent investors or Agents in the Offering.  Therefore, the Company respectfully submits that the selling shareholders are not acting as a conduit for the Company.

Conclusion

Looking to all of the factors identified by the Staff in CDI 612.09, the Company respectfully submits that the transaction being registered is a legitimate secondary offering eligible for registration under Rule 415(a)(1)(i).  The registration following the Offering was conducted in accordance with the guidance set forth in CDI 116.19, there are no toxic or extreme convertible features to the securities, none of the selling shareholders are in the business of underwriting securities (aside from affiliates of the Agent), and all but one of the selling shareholders are non-affiliates of the Company.
__________________________
7 For examples of Staff concerns regarding “extreme convertible” securities, please see American Leisure Holdings, Inc. (Public Availability Date: November 6, 2007), Securities and Exchange Commission, (Nov. 6, 2007); Attitude Drinks Inc. (Public Availability Date: June 10, 2008), Securities and Exchange Commission, (Jun. 10, 2008); and Wellquest Medical & Wellness Corp. (Public Availability Date: December 16, 2008), Securities and Exchange Commission, (Dec. 16, 2008); see also Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.
8 See Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.
9 See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

5.
Please tell us the purpose of tying the mandatory conversion date to the effective date of the registration statement as mentioned on page 12.  Also state clearly how that provision affects your analysis requested in the comment immediately above.

Response:  The Company respectfully advises the Staff that the determination of the timing of the mandatory conversion rate was based purely on the Company’s business rationale and the specifics of the transaction. Until such time as the shares of common stock underlying the Series C Shares are freely tradable, the Company is asking the holders of the Series C Shares to relinquish a superior liquidation preference right without the ability to sell the underlying shares. Management deemed this as an unfavorable characteristic in attempting to market the sale of the Series C Shares in the Offering. The Company respectfully submits that the tying of the mandatory conversion date to the effective date of the registration statement does not change the Company's analysis that the transaction is a legitimate secondary offering, because there are no toxic or extreme convertible features to the mandatory conversion, and the mandatory conversion would be made by non-affiliates of the Company, except for Mr. Miller. Please note that there is no guarantee that a mandatory conversion will occur on the date of effectiveness, as certain price and trading volume thereshholds must also be met, as further explained on page 12 of Amendment No. 1. This may increase the amount of time that the selling shareholders hold the securities, which is more indicative of a valid secondary offering.

6.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred shares and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred shares and warrants).

Response:   The Company respectfully advises the Staff that the total number of shares of common stock registered for resale in the registration statement on Form S-1 is 25,225,849 shares, comprised of 15,766,155 shares of common stock underlying the Series C Shares, 7,883,078 shares of common stock underlying the Warrants and 1,576,616 shares of common stock underlying the Agent Warrants. The market price per share for the common stock on the date of sale of the Series C Shares, Warrants and Agent Warrants ranged between $0.30 and $0.24 per share. The total dollar value of the 15,766,155 shares of common stock underlying the Series C Shares as calculated on the date of the sale of the Series C Shares is $4,099,200, and the cost of the Series C Shares on the date of sale was $3,153,231. The total intrinsic value of the 7,883,078 Warrants as calculated on the date of sale is $(315,323) and the total intrinsic value of the 1,576,616 Agent Warrants as calculated on the date of sale is $(141,895).

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of preferred shares and warrants.

Response:   The following table provides disclosure of the dollar amount of each payment made in connection with the transaction to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

Placement Agent	Date of Payment	Dollar Amount of Payment
Felix Investments, LLC	May 3, 2010	$45,000
Felix Investments, LLC	May 13, 2010	$45,600
Felix Investments, LLC	May 28, 2010	$191,224
Felix Investments, LLC	June 11, 2010	$155,964
Felix Investments, LLC	July 1, 2010	$15,600

The payments scheduled above equal 12% of the gross dollar amount of the Series C Shares sold, plus $25,000 for each $1,000,000 in gross dollar amount of the Series C Shares sold. There were no payments made in common stock in connection with the transaction. There were 1,576,616 Agent Warrants issued in the transaction. Please see page 12 of the Amendment No. 1 for a description of the payments.

The amount of total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of Series C Shares and Warrants is zero.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred shares and warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the preferred shares and warrants on the date of the sale of the convertible securities;

•
the conversion/exercise price per share of the underlying securities on the date of the sale of the preferred shares and warrants, using the price per share established in the preferred shares and warrants;

•	the total possible shares underlying the preferred shares and warrants (assuming complete conversion);

•
the combined market price of the total number of shares underlying the preferred shares and warrants, calculated by using the market price per share on the date of the sale of the preferred shares and warrants and the total possible common shares underlying the preferred shares and warrants;

•
the total possible common shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the preferred shares and warrants, calculated by using the conversion/exercise price on the date of the sale of the preferred shares and warrants and the total possible number of common shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the preferred shares, calculated by subtracting the total conversion/exercise price on the date of the sale of the preferred shares and warrants from the combined market price of the total number of common shares underlying the preferred shares and warrants on that date.

If there are provisions in the preferred shares and warrants that could result in a change in the price per common share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion/exercise price per share is fixed unless and until the market price falls below a stated price, at which point the conversion/exercise price per share drops to a lower price, please provide additional disclosure.

Response:   The following table provides disclosure of the total possible profit the selling shareholders could realize as a result of the conversion discount of the common stock underlying the Series C Shares and Warrants.

	Market Price Per Share of Underlying Common Stock [Weighted Avg. @ Date of Sale]	Conversion/ Exercise Price Per Share of Underlying Common Stock	Total Possible Shares of Underlying Common Stock	Total Possible Shares of Underlying Common Stock Times Conversion/ Exercise Price	Total Possible Shares of Underlying Common Stock Times Wtd. Avg. Market Price	Total Possible Discount to the Market Price	Total Possible Profit
Warrants	$0.26	$0.30	7,883,078	$2,364,923.40	$2,049,600.28	- (1)	- (1)
Series C Shares	$0.26	$0.20	15,766,155	$3,153,231.00	$4,099,200.30	23.08%	$945,969.30

(1) The exercise price of the Warrants exceeds the weighted average market price per share of the underlying common stock. The total possible loss upon exercise would be ($315,323) and the total possible premium to market would be approximately 15%.

The Company respectfully advises the Staff that, aside from standard corporate adjustments such as stock splits, stock dividends, recapitalizations and similar transactions, there are no provisions in the Series C Shares and Warrants that could result in a change in the price per common share upon the occurrence of certain events.

9.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per she is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received:

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:   The Company respectfully advises the Staff that a request by the Company to the selling shareholders to disclose any other warrants, options, notes, or other securities of the Company that are held by the selling shareholders or any affiliates of the selling shareholders would be unreasonable and impracticable. The Company understands that in similar transactions where there is a single investor or small number of institutional investors this information could reasonably be obtained.  However, due to the circumstances of the Offering and previous offerings, the Company cannot accurately track this information without undue effort or expense.  The Company believes that many selling shareholders are unsure of the exact amount and nature of their holdings, and the Company has no way of knowing if the information provided would be accurate.  The Company also believes that such a request to a wide base of selling shareholders or their affiliates could generate questions from selling shareholders and result in a negative perception of the Company, particularly given the stage of the Company’s development efforts. Many investors perceive such questions as an invasion of privacy, and since other companies do not ask them for similar information, they may be less likely to invest in the Company in the future.  Finally, due to the small size of the Company, management believes that following up with these investors would divert management time and resources that are better deployed commercializing the Company’s technology and focusing on its operations.  The Company is therefore unable to comply with the Staff’s request to provide information in response to this comment.

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the preferred share transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 7;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred shares and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 8 and comment 9.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments (as disclosed in response to comment 7) and the total possible discount to the market price of the common shares underlying the preferred shares and warrants (as disclosed in response to comment 8) divided by the net proceeds to the issuer from the sale of the preferred shares.

Response:    The following table provides disclosure of the information requested by the Staff.

Gross Proceeds Paid or Payable to Issuer	All Payments Made or to be Made by Issuer (Comment 7)	Net Proceeds to Issuer	Combined Total Possible Profit to be Realized (Comment 8 Total Possible Profit)(1)
$3,153,231.00	$453,388.00	$2,699,843.00	$949,969.30

(1) See Company’s response above to Comment 9. Combined Total Possible Profit to be Realized includes amount from Comment 8 only.

The following table provides disclosure of the percentage total amount of all possible payments to all selling shareholders and any of their affiliates in the first year following the sale of Series C Shares and Warrants and the total possible discount to the market price of the common shares underlying the Series C Shares and Warrants divided by the net proceeds to the issuer from the sale of the preferred shares.

Total Possible Payments to Selling Shareholders (Comment 7)	Total Possible Discount to Market Price of Common Stock (Comment 8)	Net Proceeds to Issuer	% Total
$ -	$949,969.30	$2,699,843.00	35.19%

11.
Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders.  affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:    The following table provides disclosure of the information requested by the Staff.

Selling Shareholder	Date of Transaction	Number of Shares Outstanding Prior to Transaction (000)	Number of Shares Outstanding Prior to Transaction Held by Non-Selling Shareholders and Affiliates (000)	Number of Shares Subject to Transaction Issued or Issuable in Connection With Transaction	Number of Shares of the Class of Securities Issued or Issuable in Connection With Transaction	% of Total Securities Issued or Issuable in Transaction	Market Price Prior to Transaction	Current Market Price per Share
Daniel F. Barkow	10/20/09	70,107	48,702	500,000	7,142,857	14.67%	$0.43	$0.23

John Bivona	06/24/09	69,708	40,403	1,000,000	25,000,000	61.88%	$0.71	$0.23

Adolfo & Donna Carmon	11/15/07	40,650	19,054	301,429	7,142,857	37.49%	$0.96	$0.23
	05/19/09	69,708	40,603	400,000	25,000,000	61.57%	$0.82	$0.23
	09/21/09	70,107	41,102	700,000	25,000,000	60.82%	$0.40	$0.23
	10/22/09	70,107	48,452	750,000	25,000,000	51.60%	$0.44	$0.23
	12/21/09	70,143	51,516	750,000	25,000,000	48.53%	$0.26	$0.23

Kevin & Laurie Carnahan	11/02/07	40,650	29,609	71,429	7,142,857	18.99%	$1.04	$0.23
	07/16/09	69,708	40,403	1,000,000	25,000,000	61.88%	$0.50	$0.23
	12/30/09	70,143	51,516	1,500,000	25,000,000	49.25%	$0.26	$0.23

Pradeep & Savita Kaul	12/31/07	58,993	37,621	76,607	7,142,857	24.12%	$1.04	$0.23
	09/22/09	70,107	48,952	250,000	25,000,000	51.07%	$0.50	$0.23
	10/13/09	70,107	48,952	250,000	25,000,000	51.07%	$0.40	$0.23

Ken Lacey	10/26/09	70,107	48,702	500,000	25,000,000	51.33%	$0.40	$0.23

Sheldon Miller	12/27/07	58,993	37,511	187,107	7,142,857	19.04%	$1.00	$0.23
	09/23/09	70,107	48,537	665,000	25,000,000	51.51%	$0.50	$0.23
	10/13/09	70,107	49,077	125,000	25,000,000	50.94%	$0.40	$0.23

Jan Age Ronnestad	10/08/09	70,107	48,652	550,000	25,000,000	51.39%	$0.45	$0.23

Dale Sobeck	12/31/07	58,993	37,658	40,329	7,142,857	18.97%	$1.04	$0.23
	12/31/07	58,993	37,578	120,000	7,142,857	19.01%	$1.04	$0.23
	09/30/09	70,107	48,402	800,000	25,000,000	51.65%	$0.42	$0.23

Spectra Investors II (Bruce Seyburn)	10/30/09	70,107	48,702	500,000	25,000,000	51.33%	$0.40	$0.23

Lennart Ulvskog	10/22/09	70,107	48,702	500,000	25,000,000	51.33%	$0.44	$0.23

12.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the preferred share and warrant transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:   The following table provides disclosure of the information requested by the Staff.

Number of Shares Outstanding Prior to Transaction Held by non-Selling Shareholders	Number of Shares Registered for Resale in Prior Registration Statements	Number of Shares Registered for Resale in Prior Registration Statements that Continue to be Held	Number of Shares that Have Been Sold in Registered Resale Transactions	Number of Shares Registered for Resale in Current Transaction
N/A(1)	10,427,816	N/A(1)	N/A(1)	15,766,155

(1) As provided in the Company’s response to comment #9, the Company believes that obtaining the number of shares held prior to the transaction by the selling shareholders and their affiliates would be unreasonable and impracticable.

13.
Please provide us, with a view toward disclosure in the prospectus, information as to whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the preferred share and warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the preferred share and warrant transaction, before the filing or after the filing of the registration statement, etc.).

Response:   As described in the Company’s response to comment #9, the Company believes that obtaining certain information from the selling shareholders would be unreasonable and impracticable. This includes information regarding any short positions entered into by the selling shareholders.  In addition to the reasons stated in comment #9, the Company believes that any selling shareholder that may have previously held or currently holds a short position would not likely be forthcoming to affirmatively confirm such a position to the Company.  Short-sellers are essentially speculating against the Company’s stock, and the Company believes that short-sellers would be predisposed to withhold accurate information for their own benefit. Additionally, the Company’s common stock is thinly traded, and to the best of the Company’s knowledge, none of the selling shareholders are brokers or market makers in its stock.  Therefore, the Company believes that establishing a short position would be a difficult if not impossible for a selling shareholder to achieve.

14.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred shares and warrants; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred shares and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parries already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:   The Company respectfully advises the Staff that it has no relationships or arrangements with the selling shareholders that have existed in the past three years or are to be performed in the future, other than the subscription agreements filed as exhibit 4.4 to the Company’s Form 8-K filed June 24, 2010 and  the following agreements:

•
Two selected dealer agreements with Felix Investments, LLC. One relates to our Series B Preferred Stock sold in 2009 while the other relates to the Offering. In both cases, the Company had an additional verbal agreement with Felix Investments, LLC to pay an additional $25,000 incentive payment for every $1,000,000 raised in each offering.  Please see Tabs 1 and 2 to the Supplemental Information for copies of each dealer agreement.

•
Sheldon L. Miller, an investor in the Company, was appointed as a director of the Company on May 21, 2010. At the time of his appointment he was granted non-qualified stock options to purchase 400,000 shares of common stock at an exercise price of $0.24 per share. This stock option grant vests in ratable amounts over 3 years at the end of each year, so long as Mr. Miller remains a director of the Company. On the date of his appointment, Mr. Miller also signed a standard, “Policy Statement on Insider Trading.”  Please see Tab 3 to the Supplemental Information for a copy of the policy executed by Mr. Miller.

15.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:   The Company respectfully advises the Staff that it determined first how much capital the Company needed to raise based upon management’s estimates of required working capital for the next 24 months. Then, based upon market conditions, existing capital structure, discussion with potential sales agents, cost of capital and management’s understanding of the state of financial markets, the Company set reasonable terms which it believed would allow for a successful financing. The Company then set the number of shares to be offered in the transaction and, pursuant to its obligation to register the underlying common stock for the securities offered in the transaction, the Company accordingly set the number of shares to register on the registration statement.

16.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:   The Company has revised the Form S-1 in response to the Staff’s comment.  Please see pages 37 to 39 of the Amendment No. 1.

17.	Please tell us whether the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Response:  The Company has revised the Form S-1 in response to the Staff’s comment.  Please see pages 37 to 39 of the Amendment No. 1.

Exhibit 4.4

18.	Please tell us where you have filed the Registration Rights Agreement that is referenced in section 1(k) of the subscription agreement.

Response:   The Company respectfully advises the Staff that the reference to a Registration Rights Agreement was inadvertently included in section 1(k) of the subscription agreement, and that no Registration Rights Agreement was executed with any selling shareholder.

We believe that this response letter, together with Amendment No. 1 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 1, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 1, please call me at (612) 492-7252 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

cc: Jim Hitchin
Jim Dorst
Russell Mancuso, Branch Chief, SEC